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      As filed with the Securities and Exchange Commission on May 28, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

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                               TRENWICK GROUP LTD.
                       (Name of Subject Company -- Issuer)

                               TRENWICK GROUP LTD.
                       (Name of Filing Person -- Offeror)

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                OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $.10
                 PER SHARE, ISSUED UNDER THE TRENWICK GROUP INC.
                  1989 STOCK PLAN, THE TRENWICK GROUP INC. 1993
                 STOCK OPTION PLAN, THE CHARTWELL RE CORPORATION
                    1993 STOCK OPTION PLAN, THE CHARTWELL RE
                CORPORATION 1997 OMNIBUS STOCK INCENTIVE PLAN AND
                 THE LASALLE RE HOLDINGS LIMITED 1996 LONG-TERM
                                 INCENTIVE PLAN
                         (Title of Class of Securities)

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                                 JOHN V. DEL COL
                                    SECRETARY
                               TRENWICK GROUP LTD.
                              CONTINENTAL BUILDING
                                25 CHURCH STREET
                             HAMILTON HM 12, BERMUDA
                             TELEPHONE: 441-292-4985
                             FACSIMILE: 441-292-2656
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

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                                   A COPY TO:
                                JAMES R. CAMERON
                                BAKER & MCKENZIE
                                 805 THIRD AVE.
                            NEW YORK, NEW YORK 10022
                             TELEPHONE: 212-891-3930
                             FACSIMILE: 212-891-3835


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Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement"), dated May 16, 2002, filed by Trenwick Group Ltd., a Bermuda corporation ("Trenwick"), relating to the offer by Trenwick to exchange outstanding employee options to purchase its common shares granted under the Trenwick Group Inc. 1989 Stock Plan, the Trenwick Group Inc. 1993 Stock Option Plan, the Chartwell Re Corporation 1993 Stock Option Plan, the Chartwell Re Corporation 1997 Omnibus Stock Incentive Plan and the LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange, which was attached to the Tender Offer Statement, as Exhibit 99.2, as amended hereby.

ITEM 4. Terms of the Transaction.

      (a) The description of the terms of the offer set forth in the Offer to Exchange under the heading "The Offer: 7. Conditions of the Offer" is hereby amended to delete clause (b) (3) and to renumber clause (b) (4) to (b) (3).

      The description of the terms of the offer set forth in the Offer to Exchange under the heading "The Offer: 7. Conditions of the Offer" is hereby amended to delete from the first line of clause (c)(5) the word "significant" and to replace that word with "25%".


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: May 28, 2002

                                        TRENWICK GROUP LTD.


                                        By:    /s/ John V. Del Col
                                               ---------------------------------
                                        Name:  John V. Del Col
                                        Title: Secretary


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